82-03138

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 23 August 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 22 August 2005 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 3.255 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	38
Ian King	38

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 23 August 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 22 August 2005 the trustee transferred 10,800 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors and potential participants in the BAE Systems Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 66,484 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- George Rose
- Mike Turner.

23 August 2005


